UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 17, 2007
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒           Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐           No ☒
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐           No ☒
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐
     THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
     • REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) ORIGINALLY FILED WITH THE SEC ON SEPTEMBER 29, 2006
Item 6 — Exhibits
The following exhibits are filed as part of this Report:

1.1	Underwriting Agreement
5.1	Opinion of Watson, Farley and Williams (New York) LLP
8.1	Opinion of Perkins Coie LLP relating to tax matters
8.2	Opinion of Watson, Farley and Williams (New York) LLP relating to tax matters
99.1	Consolidated Balance Sheet of Teekay GP L.L.C.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2007	TEEKAY LNG PARTNERS L.P.
	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

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